                                                                            Exhibit 11
                              THE BEAR STEARNS COMPANIES INC.
                      STATEMENT RE COMPUTATION OF PER SHARE EARNINGS
                                        (UNAUDITED)


                                        Three Months Ended
                                   September 29,    September 30,
                                        1995             1994

                                 (In thousands, except share data)

Weighted average common
  and common equivalent
  shares outstanding:
    Average Common Stock
     outstanding                     117,516          118,186
    Average Common Stock
     equivalents:
      Common Stock issuable
       under employee
       benefit plans                     383              865
      Common Stock issuable
       assuming conversion
       of CAP Units                   19,035           16,084
Total weighted average
 common and common
 equivalent shares
 outstanding                         136,934          135,135

Net income                          $ 93,846         $ 35,461

Preferred Stock dividend
 requirements                         (6,210)          (6,232)

Income adjustment
  (net of tax) applicable
  to deferred compensation
  arrangements                         3,534            2,442

Adjusted net income                 $ 91,170         $ 31,671

Earnings per share                  $   0.67         $   0.23


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